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                            March 1, 2024

       Kenneth Boutilier
       President
       AC Partners, Inc.
       4053 Southwest Rivers End Way
       Palm City, FL 34490

                                                        Re: AC Partners, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed February 26,
2024
                                                            File No. 024-12395

       Dear Kenneth Boutilier:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 13, 2024 letter.

       Form 1-A/A filed February 26, 2024

       Risk Factors, page 3

   1. We note your response to prior comment 2 and partially re-issue. We note that clause 6 of your subscription
agreement contains an exclusive forum and a jury trial waiver provision.
                                                        Please revise the risk
factor disclosure on page 6 to clearly disclose:
                                                            enforceability
under federal and state law;
                                                            whether these
provisions apply to claims under the federal securities laws; and
                                                            whether purchasers
of interests in a secondary transaction would be subject to these provisions.
 Kenneth Boutilier
FirstName  LastNameKenneth  Boutilier
AC Partners, Inc.
Comapany
March      NameAC Partners, Inc.
       1, 2024
March2 1, 2024 Page 2
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
14

2. We note your response to prior comment 5. We also note your disclosure on pg. 14 that,
         "the following discussion includes information from the audited financial statements for the period of FY December 31, 2022 through September 30, 2023." Please revise to clarify if true, that these refer to the unaudited financial statements.
Shareholders, Directors, Executive Officers and Significant Employees, page 18

3. We note your response to prior comment 7. Please clearly disclose the specific conflicts of interest of the officers and directors. We note the general risk factor disclosure on page 7.
       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Donald R. Keer, P.E., Esq